UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guanzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 99.1 and 99.2 hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-286106 and 333-294551) and the registration statement on Form F-3ASR (Registration No. 333-291214) of WeRide Inc. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Non-Executive Director

Effective April 21, 2026, the Board of Directors (the “Board”) of WeRide Inc. (the “Company”) appointed Mr. Ichijo Futakawa to serve as a non-executive director of the Company, upon the recommendation of the Nomination Committee of the Board. Mr. Futakawa has entered into the Company’s standard form of indemnification agreement, a copy of which is filed as Exhibit 10.2 to the Company’s registration statement on Form F-1 (File No. 333-281054), as amended, initially filed with the United States Securities and Exchange Commission on July 26, 2024.

Mr. Futakawa, age 50, currently serves as the division general manager of corporate strategy and business development at Nissan Motor Co., Ltd., a position he has held since April 2025. Since joining Nissan Motor Co., Ltd. (“Nissan”), a company listed on the Tokyo Stock Exchange (stock code: 7201), in June 2017, Mr. Futakawa has held various positions including general manager of the Japan-ASEAN mobility service business department from October 2019 to March 2021, vice president of new business development at Nissan (China) Investment Co., Ltd. from June 2021 to December 2023, and president of Nissan Mobility Service Co., Ltd. from March 2022 to April 2025, where he led the establishment of the company’s autonomous taxi business in Suzhou, China. Prior to joining Nissan, Mr. Futakawa served as country manager in Japan at Henkel AG & Co. KGaA, a company listed on the Frankfurt Stock Exchange (stock code: HEN3) from July 2015 to May 2017. Before that, Mr. Futakawa spent approximately nine years at Toyota Motor Corporation, a company listed on the Tokyo Stock Exchange (stock code: 7203), from April 2004 to September 2013, where he was responsible for engine management system development and international project management. Mr. Futakawa received his bachelor’s degree in biochemistry and engineering from Tohoku University in Japan in March 1998, his master’s degree in chemical engineering from Tohoku University in Japan in March 2001, and his master’s degree in business administration from China Europe International Business School in April 2015.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement—Appointment of Non-Executive Director
99.2	Announcement—List of Directors and their Roles and Functions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

By:	/s/ Jennifer Li
Name:	Jennifer Li
Title:	Chief Financial Officer

Date: April 21, 2026